

Distribution Date   November 26, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$14,000,000.00	$0.00	$14,000,000.00	4.85600%	30	30/360	$56,653.33	$0.00	$56,653.33

Additional Information

Swap Counterparty Payment Amount to Trustee	$ 57,391.65
Trustee Payment to Swap Counterparty	$ 41,750.00
Trustee Fees	$ 416.67
Expense Account Deposit	$ 321.65

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
12496DAA5	A3	A-	Baa2	20-Sep-12	BBB-	5-Mar-10

	Original Ratings							
Underlying Security	Moody's	S&P	Maturity Date	CUSIP No.	Beginning Principal Balance	INT Payment Received	PRI Payment Received	Ending Principal Balance
Bank of America Corporation 4.875% Senior Notes due 2013	Baa2	A-	January 15, 2013	060505AX2	1,000,000.00			1,000,000.00
Bank One Corporation 5.25% Subordinated Notes due 2013	A3	A-	January 30, 2013	06423AAS2	1,000,000.00			1,000,000.00
Boeing Capital Corporation 5.80% Senior Notes due 2013	A2	A	January 15, 2013	097014AH7	1,000,000.00			1,000,000.00
Campbell Soup Company 5.00% Notes due 2012	A2	BBB+	December 3, 2012	134429AR0	1,000,000.00			1,000,000.00
Duke Energy Corporation 5.625% Senior Notes due 2012	A3	BBB+	November 30, 2012	264399EF9	1,000,000.00			1,000,000.00
General Electric Company 5% Notes due 2013	Aa3	AA+	February 1, 2013	369604AY9	1,000,000.00			1,000,000.00
The Goldman Sachs Group, Inc. 4.750% Notes due 2013	A3	A-	July 15, 2013	38141GDK7	1,000,000.00			1,000,000.00
John Deere Capital Corporation 5.10% Global Debentures due January 15, 2013	A2	A	January 15, 2013	244217BK0	1,000,000.00			1,000,000.00
Johnson & Johnson 3.80% Debentures due May 15, 2013	Aaa	AAA	May 15, 2013	478160AM6	1,000,000.00	$19,000.00		1,000,000.00
Limited Brands, Inc. 6.125% Notes due December 1, 2012	Ba2	BB-	December 1, 2012	532716AH0	1,000,000.00			1,000,000.00
Marsh and McLennan Companies, Inc. 4.850% Senior Notes due 2013	Baa2	BBB	February 15, 2013	571748AJ1	1,000,000.00			1,000,000.00
Merck & Co., Inc. 4.375% Notes due 2013	Aa3	AA	February 15, 2013	589331AH0	1,000,000.00			1,000,000.00
Verizon Virginia Inc. 4.625% Debentures, Series A, due 2013	WR	A-	March 15, 2013	92345NAA8	1,000,000.00			1,000,000.00
Wal-Mart Stores, Inc. 4.55% Notes Due 2013	Aa2	AA	May 1, 2013	931142BT9	1,000,000.00	$22,750.00		1,000,000.00
					14,000,000.00			
				TOTAL COLLECTED		$41,750.00	$0.00	14,000,000.00

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.

It is included for the convenience of the Holders.